                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )

                             KATY INDUSTRIES, INC.
                             ---------------------
                               (Name of Issuer)

                    COMMON STOCK, $1.00 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  486-026-107
                                  -----------
                                (CUSIP Number)

                           Mr. Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                                (914) 241-7430
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With Copies to:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136

                                March 29, 2001
                                --------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rules 13d-1(e), (f) or (g),
                         check the following box [_].


                              Page 1 of 15 Pages

-------------------------------                   ----------------------------
 CUSIP NO. 486-026-107                  13D        Page 2 of 15 Pages
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KKTY Holding Company, L.L.C. (13-4162459)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

------------------------------                     ---------------------------
 CUSIP NO. 486-026-107                  13D         Page 3 of 15 Pages
------------------------------                     ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kohlberg Investors, IV, L.P. (13-4134452)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------                   ----------------------------
 CUSIP NO. 486-026-107                  13D       Page 4 of 15 Pages
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kohlberg TE Investors IV, L.P. (13-4147089)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------                            ------------------------
CUSIP NO. 486-026-107                   13D             Page 5 of 15 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kohlberg Offshore Investors IV, L.P. (applied for)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------                            ------------------------
CUSIP NO. 486-026-107                   13D             Page 6 of 15 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kohlberg Partners IV, L.P. (13-4134599)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------                            ------------------------
CUSIP NO. 486-026-107                   13D             Page 7 of 15 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kohlberg Management IV, L.L.C. (13-4134598)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------                            ------------------------
CUSIP NO. 486-026-107                   13D             Page 8 of 15 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      James A. Kohlberg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6300 S. Syracuse Way, Suite 300, Englewood, Colorado 80111-6723.


Item 2.  Identity and Background
         -----------------------

     (a) - (c) and (f) The names of the persons filing this statement are KKTY Holding Company, L.L.C., a Delaware limited liability company ("KKTY Holding Company"), Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV" and, collectively with Investors IV, TE Investors IV and Offshore Investors, "Kohlberg Fund IV"), Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"), and James A. Kohlberg, a United States citizen ("Mr. Kohlberg"). KKTY Holding Company, Kohlberg Fund IV, Kohlberg Management IV and Mr. Kohlberg are hereinafter sometimes referred to as the "Reporting Persons."

     The address of the principal business and the principal office of each of the Reporting Persons is 111 Radio Circle, Mount Kisco, New York 10549. The name, business address, present principal occupation or employment and citizenship of each controlling person of each of the Reporting Persons (other than Mr. Kohlberg) is set forth on Appendix A.

     KKTY Holding Company was recently formed for the purpose of making the Offer (as defined in Item 4) and, to date, has engaged in no other activities other than those incidental to the Offer, the Preferred Stock Purchase (as defined in Item 4) and the Recapitalization Agreement (as defined in Item 4). A majority of the outstanding membership interests of KKTY Holding Company are beneficially owned in the aggregate by Kohlberg Fund IV. Kohlberg Fund IV is a private investment fund comprised of four limited partnerships - Investors IV, TE Investors IV, Offshore Investors IV and Partners IV. The Offer and Preferred Stock Purchase represent Kohlberg Fund IV's first investment and, to date, Kohlberg Fund IV has engaged in no activities other than the formation of KKTY Holding Company and those other activities incidental to the Offer, the Preferred Stock Purchase and the Recapitalization Agreement. The general partner of each of the limited partnerships that comprise Kohlberg Fund IV is Kohlberg Management IV, which was formed for the purpose of forming each of Kohlberg Fund IV's limited partnerships and, to date, has engaged in no other activities other than those incidental to such formations. Mr. Kohlberg is an authorized manager of KKTY Holding Company and the managing member of Kohlberg Management IV and has been a principal of Kohlberg & Co., L.L.C. ("Kohlberg & Co."), a private merchant banking firm, for more than the past five years. The business address of Kohlberg & Co. is 111 Radio Circle, Mount Kisco, New York 10549.

                              Page 9 of 15 Pages

   (d) - (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Appendix A, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Appendix A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

   Not applicable.


Item 4.  Purpose of Transaction.
         ----------------------

   On March 29, 2001 KKTY Holding Company entered into a Preferred Stock Purchase and Recapitalization Agreement (the "Recapitalization Agreement") with the Issuer pursuant to which the KKTY Holding Company has agreed to (i) make a cash tender offer (the "Offer") to buy up to 2,500,000 Shares at a price of $8.00 per Share and (ii) buy from the Issuer 400,000 shares of newly issued Convertible Preferred Stock (the "Preferred Shares") at $100 per share (the "Preferred Stock Purchase"). The Recapitalization Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

   For each Preferred Share converted, KKTY Holding Company will receive 12.5 shares of Common Stock, which ratio will be adjusted for any stock split, stock combination, stock dividend or other recapitalization and will be subject to protection provisions in the event of certain dilutive transactions. KKTY Holding Company may convert, at its option, at any time after the earlier of:
(i) the fifth anniversary of the closing date of the transactions contemplated by the Recapitalization Agreement; (ii) the approval by the Issuer's Board of Directors of a merger, consolidation or other business combination between the Issuer and another entity (except where the Issuer is the surviving entity and no change of control of the Issuer occurs as a result of the transaction) or a sale or other disposition of all or substantially all of the Issuer's assets;
(iii) the authorization by the Issuer's Board of Directors of, or other corporate action taken to effect, the liquidation, dissolution or winding up of the Issuer; and (iv) the solicitation of proxies from the holders of any class or classes of capital stock of the Issuer for any annual or special meeting of stockholders, however called, at which an election for directors of the Issuer is held, or any solicitation of written consent of the holders of any class or classes of capital stock of the Issuer with respect to the election of directors, against the election as director of any KKTY Holding Company designee or for removal of any incumbent KKTY Holding Company designee. Except as required by law, KKTY Holding Company shall have no voting rights with respect to the Preferred Shares. The Issuer shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding Preferred
Shares: (i) authorize or issue any class or series of equity security having equal or superior rights as to payment upon liquidation, dissolution or a winding up of the Issuer; (ii) amend its

                              Page 10 of 15 Pages

Certificate of Incorporation or Bylaws in any way, or enter into a merger, consolidation, reorganization, recapitalization or sale of all or substantially all of its assets, in any case which adversely affects the rights and preferences of the holders of Preferred Shares as a class (except that the Issuer may complete a reverse-split of its Common Stock without the consent of the holders of the Preferred Shares) or (iii) engage in any transaction which would impair or reduce the rights of the holders of the Preferred Shares as a class. KKTY Holding Company would own approximately 55% of the Issuer's outstanding shares of Common Stock calculated on a fully diluted basis assuming that (i) KKTY Holding Company purchases 2,500,000 Shares in the Offer, and (ii) KKTY Holding Company completes the Preferred Stock Purchase and the Preferred Shares are converted into Shares of Common Stock.

   In connection with the Offer and the Preferred Stock Purchase, KKTY Holding Company entered into a Stock Voting and Tender Agreement with the certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family (collectively, the "Agreement Stockholders"), dated as of March 29, 2001 (the "Voting Agreement"), pursuant to which the Agreement Stockholders have agreed to collectively tender at least 1,500,000 Shares to KKTY Holding Company in connection with the Offer and vote 2,500,000 Shares in favor of or against certain proposals relating to the Offer, the Preferred Stock Purchase and the Recapitalization Agreement that the Agreement Stockholders may be requested to vote upon at an annual or special meeting of the Issuer's stockholders or in connection with any consent solicitation in accordance with the terms and conditions of the Voting Agreement. After the Offer is consummated, the Reporting Persons will no longer have any voting or other rights, shared or otherwise, with respect to the Shares subject to the Voting Agreement, except for the 1,500,000 Shares that will be purchased pursuant to the Offer. Until such purchase upon the consummation of the Offer, the Reporting Persons will have no dispositive power with respect to any of the Shares. The Voting Agreement is attached hereto as Exhibit 9.1 and is incorporated herein by reference.

   The Reporting Persons may be deemed to beneficially own 17,000 Shares beneficially owned by William F. Andrews, a director of the Issuer and a principal of Kohlberg & Co. The Reporting Persons expressly disclaim beneficial ownership of any Shares beneficially owned by Mr. Andrews.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   (a) See Rows 11 and 13 of the Cover Pages. Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Appendix A, beneficially owns any Shares.

   (b) See Rows 7 through 10 of the Cover Pages. Each of the Reporting Persons has, together with the other Reporting Persons and the Agreement Stockholders, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it or him in Item 5(a).

   (c) Except for the 2,500,000 Shares subject to the Voting Agreement described in Item 4, during the past 60 days, none of the Reporting Persons nor, to the best knowledge of any of the

                              Page 11 of 15 Pages

Reporting Persons, any of the persons set forth on Appendix A, has effected any transactions in the Shares.

   (d) To the best knowledge of any of the Reporting Persons, no person other than the Agreement Stockholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

   (e)  Not applicable.


Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

   Except for the arrangements described in Item 4 above, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7  Material to be Filed as Exhibits.
        ---------------------------------

     The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

     Exhibit 2.1 Preferred Stock Purchase and Recapitalization Agreement, dated March 29, 2001, by and between KKTY Holding Company, L.L.C. and Katy Industries, Inc. (previously filed as Annex B to the Issuer's Preliminary Proxy Statement on Schedule 14A filed on April 6, 2001 and incorporated herein by reference).

     Exhibit 9.1 Stock Voting and Tender Agreement, dated March 29, 2001, by and among KKTY Holding Company, L.L.C. and certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family (previously filed as Exhibit 99.1 to Amendment No. 23 to the Statement on Schedule 13D filed by certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family on April 4, 2001 and incorporated herein by reference).

     Exhibit 99.1 Joint Filing Agreement, dated April 9, 2001, by and among KKTY
                  Holding Company, L.L.C., Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Management IV, L.L.C. and James A. Kohlberg.

                              Page 12 of 15 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  April 9, 2001                      KKTY HOLDING COMPANY, L.L.C.


                                          By:  /s/ Christopher Lacovara
                                               ------------------------------
                                               Christopher Lacovara
                                               Authorized Manager


Date:  April 9, 2001                      KOHLBERG INVESTORS IV, L.P.

                                          By:  Kohlberg Management IV, L.L.C.,
                                               its General Partner


                                          By:  /s/ James A. Kohlberg
                                               ------------------------------
                                               James A. Kohlberg
                                               Managing Member


Date:  April 9, 2001                      KOHLBERG TE INVESTORS IV, L.P.

                                          By:  Kohlberg Management IV, L.L.C.,
                                               its General Partner


                                          By:  /s/ James A. Kohlberg
                                               ------------------------------
                                               James A. Kohlberg
                                               Managing Member

                   Page 13 of 15 Pages

Date:  April 9, 2001                      KOHLBERG OFFSHORE
                                          INVESTORS IV, L.P.

                                          By:  Kohlberg Management IV, L.L.C.,
                                               its General Partner


                                          By:  /s/ James A. Kohlberg
                                               ------------------------------
                                               James A. Kohlberg
                                               Managing Member


Date:  April 9, 2001                      KOHLBERG PARTNERS IV, L.P.

                                          By:  Kohlberg Management IV, L.L.C.,
                                               its General Partner


                                          By:  /s/ James A. Kohlberg
                                               ------------------------------
                                               James A. Kohlberg
                                               Managing Member


Date:  April 9, 2001                      KOHLBERG MANAGEMENT IV, L.L.C.


                                          By:  /s/ James A. Kohlberg
                                               ------------------------------
                                               James A. Kohlberg
                                               Managing Member



Date:  April 9, 2001                      /s/ James A. Kohlberg
                                          -----------------------------------
                                          James A. Kohlberg


                              Page 14 of 15 Pages

                                                                      Appendix A
                                                                      ----------


                    INFORMATION CONCERNING THE CONTROLLING
                   PERSONS OF EACH OF THE REPORTING PERSONS
                   ----------------------------------------


The following table sets forth the name, present principal occupation or employment and material positions held within the past five years of each controlling person of each of the Reporting Persons. Each person has a business address at 111 Radio Circle, Mount Kisco, New York 10549, and is a citizen of the United States unless a different business address or citizenship is indicated under his name.


                                                  Principal Occupation or Employment with and Material
           Name and Age                     Positions Held with Reporting Persons During the Past Five Years
           ------------                     ----------------------------------------------------------------
James A. Kohlberg (43)............   Authorized Manager of KKTY Holding Company and Managing Member and member of the Operating Committee of Kohlberg Management IV (the general partner of each of the limited partnerships that comprise Kohlberg Fund IV, the controlling member of KKTY Holding Company).  Mr. Kohlberg has been a principal of
                                     Kohlberg & Co. for more than the past five years.


Christopher Lacovara (36).........   Authorized Manager of KKTY Holding Company and member of the Operating
                                     Committee of Kohlberg Management IV.  Mr. Lacovara has been a principal of
                                     Kohlberg & Co. for more than the past five years.


Samuel P. Frieder (36)............   Authorized Manager of KKTY Holding Company and member of the Operating
                                     Committee of Kohlberg Management IV.  Mr. Frieder has been a principal of
                                     Kohlberg & Co. for more than the past five years.


Christopher W. Anderson (26)......   Authorized Manager of KKTY Holding Company.  Mr. Anderson has been an associate with Kohlberg & Co. since 1998.  From 1997 to 1998, Mr. Anderson was a financial analyst at Warburg Dillon Read L.L.C.


Shant Mardirossian (33)...........   Authorized Manager of KKTY Holding Company.  Mr. Mardirossian has been the
                                     Controller and/or Chief Financial Officer of Kohlberg & Co. for more than the past five years.

                              Page 15 of 15 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number         Exhibit
--------------         -------

Exhibit 2.1 Preferred Stock Purchase and Recapitalization Agreement, dated March 29, 2001, by and between KKTY Holding Company, L.L.C. and Katy Industries, Inc. (previously filed as Annex B to the Issuer's Preliminary Proxy Statement on Schedule 14A filed on April 6, 2001 and incorporated herein by reference).

Exhibit 9.1 Stock Voting and Tender Agreement, dated March 29, 2001, by and among KKTY Holding Company, L.L.C. and certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family (previously filed as Exhibit 99.1 to Amendment No. 23 to the Statement on Schedule 13D filed by certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family on April 4, 2001 and incorporated herein by reference).

Exhibit 99.1 Joint Filing Agreement, dated April 9, 2001, by and among KKTY Holding Company, L.L.C., Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Management IV, L.L.C. and James A. Kohlberg.